Exhibit 99.1

Maris-Tech Unveils “Diamond” System - A Revolutionary Defense 360°

3D Situational Awareness Solution for Armored Fighting Vehicles

Rehovot, Israel, July 24, 2024 (GLOBE NEWSWIRE) -- Maris-Tech Ltd. (Nasdaq: MTEK, MTEKW), a global leader in artificial intelligence (AI) based edge computing and video solutions, proudly announced today the launch of the Uranus-based Diamond System, an innovative 360° 3D situational awareness solution specifically designed for Armored Fighting Vehicles (AFVs). This advanced product aims to set a high standard in defense technology and operational excellence, looking to redefine the next generation of situational awareness edge computing solutions, and bring unparalleled performance and operational efficiency to the defense sector.

The Diamond System leverages advanced AI technologies to provide comprehensive 360° 3D situational awareness and early threat detection capabilities. It integrates high definition (HD) day and night (Infra-red or thermal) cameras, ultra-high-definition displays, and flexible camera interfaces, ensuring full surround and 3D coverage. This solution is engineered to address the challenges of urban and open terrain combat, enhancing crew protection and operational effectiveness.

“We believe that the launch of the Diamond System represents a major advancement in situational awareness and crew safety for armored vehicles,” said Israel Bar, Chief Executive Officer of Maris-Tech. “With our cutting-edge technologies and breakthrough performance, we are introducing what we believe is the most advanced solution on the market for AFV security and 3D situational awareness.”

The Diamond System will be available for purchase beginning October 2024.

For more information and to request a demo please contact us at sales@maris-tech.com.

Additional details available at https://www.maris-tech.com/diamond/ and https://www.youtube.com/watch?v=CT1sL5EB8wg, the content of which is not a part of the press release.

About Maris-Tech Ltd.

Maris-Tech is a B2B provider of video streaming and AI technology, founded by veterans of the Israel technology sector with extensive electrical engineering and imaging experience. Our products are designed to meet the growing demands of commercial and tactical applications, delivering high-performance, compact, low power and low latency solutions to companies worldwide, including leading electro-optical payload, RF datalink and unmanned platform manufacturers as well as defense, HLS, and communication companies. For more information, visit https://www.maris-tech.com .

Forward-Looking Statement Disclaimer

This press release contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that are intended to be covered by the “safe harbor” created by those sections. Forward-looking statements, which are based on certain assumptions and describe our future plans, strategies and expectations, can generally be identified by the use of forward-looking terms such as “believe,” “expect”,” “may”, “should,” “could,” “seek,” “intend,” “plan,” “goal,” “estimate,” “anticipate” or other comparable terms. For example, we are using forward-looking statements when we are discussing the launch of the Uranus-based Diamond System, the potential of the product to set a high standard in defense technology and operational excellence, redefine the next generation of situational awareness edge computing solutions, bring unparalleled performance and operational efficiency to the defense sector, and address the challenges of urban and open terrain combat, enhancing crew protection and operational effectiveness, and that Diamond System will be available for purchase beginning October 2024. Because forward-looking statements relate to the future, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict and many of which are outside of our control. Our actual results and financial condition may differ materially from those indicated in the forward-looking statements. Therefore, you should not rely on any of these forward-looking statements. Important factors that could cause our actual results and financial condition to differ materially from those indicated in the forward-looking statements include, among others, the following: our ability to successfully market our products and services, including in the United States; the acceptance of our products and services by customers; our continued ability to pay operating costs and ability to meet demand for our products and services; the amount and nature of competition from other security and telecom products and services; the effects of changes in the cybersecurity and telecom markets; our ability to successfully develop new products and services; our success establishing and maintaining collaborative, strategic alliance agreements, licensing and supplier arrangements; our ability to comply with applicable regulations; and the other risks and uncertainties described in the Annual Report on Form 20-F for the year ended December 31, 2023, filed with the SEC on March 21, 2024, and our other filings with the SEC. We undertake no obligation to publicly update any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future developments or otherwise.

Investor Relations:
Nir Bussy, CFO
Tel: +972-72-2424022
Nir@maris-tech.com